

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

*Via E-Mail*

David C. Mussman
Executive Vice President,
   Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re:**   **West Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 14, 2011**
> **File No. 333-162292**

Dear Mr. Mussman:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial Data, page 13

1. We note your calculation of EBITDA and Adjusted EBITDA at the top of page 15. Please revise your calculation of EBITDA to only include earnings before interest expense or income, taxes, depreciation and amortization.  If you wish to present a measure, other than your current Adjusted EBITDA, which adjusts net income for goodwill impairment and refinancing expense, please explain to us how these adjustments meet the definition of EBITDA within Exchange Act Release No. 47226 or revise the title of such measure to clarify that EBITDA has been further adjusted.  Refer to Question and Answer 103.01 of our Compliance and Disclosure Interpretations

regarding Non-GAAP Measures, available on our website at
www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Please also apply this
comment to your calculation of EBITDA and Adjusted EBITDA on page 36.

Use of Proceeds, page 29

2.  We note that some of the indebtedness you propose to repay with the net proceeds of the
    offering was incurred within one year.  Please describe the use of the proceeds of such
    indebtedness.  See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
37

Financial Operations Overview, page 37

Key Drivers Affecting Our Result of Operations, page 38

Evolution to Automated Technologies, page 38

3.  We note your discussion that your revenue and operating income from automated
    services businesses has grown due to your evolution into an automated service provider.
    Please supplement this section to discuss the effects automation has had on your service
    offerings that are not automated, such as your agent-based services within your
    communications services segment, including whether your disclosures here indicate
    intent to exit or reduce your agent-based services in order to focus more completely on
    automated services.

4.  Please expand this disclosure to better explain how automated services and the changes in
    revenue and operating income that you discuss impact your results for each segment.  In
    this regard, we assume from your disclosures earlier on this page under the heading "Cost
    of Services" that automated services are primarily used in your Unified Communications
    segment and are primarily used in services categorized as cost of services as opposed to
    services categorized as selling, general and administrative expenses.  However, it is
    unclear from your current disclosure whether the increases in revenue and operating
    income that you discuss here are the increases in revenue and operating income for your
    Unified Communications segment.  Moreover, since the three year period covered in your
    segmental analysis of results of operations reflects that the Unified Communications
    segment's cost of services as a percentage of revenue has increased during this three year
    period, it appears that the gross profit margin and operating income margin of this
    segment would have decreased during this three year period.  Please revise your

disclosures as appropriate to better reconcile this stated increase in total operating income to the trends seen in your segmental analysis of results of operations, including clarifying whether your transition to automated services has actually reduced your gross profit margin and operating income margin. If multiple factors are having offsetting impacts on the gross profit margin and operating income margin of each segment, you should identify these factors and better explain this to your investors.

Valuation for Stock-Based Compensation, page 39

5.  Please confirm to us that the independent third party appraisal used to value the stock options granted on May 3, 2010, was performed as of October 31, 2010 and delivered to you in December 2010. If this is the case, please tell us how you valued your stock options granted on May 3, 2010 for purposes of your June 30, 2010 and September 30, 2010 Forms 10-Q if the valuation was not delivered to you until December 2010. If management valued the stock options at the grant date, please tell us how this later appraisal compared to management's valuation and whether you recorded any adjustments to your accounting for this grant based on the later appraisal. If our understanding is not correct, please revise your disclosure to better explain this matter.

Results of Operations, page 42

Years Ended December 31, 2010 and 2009, page 42

Revenues by Business Segment, page 43

6.  We note that revenue attributable to your Unified Communications segment has increased significantly during the three year period covered by your analysis of results of operations. We also note that other than acquisitions, the only explanation you give for this increase in revenue is "organic growth." Please revise your segmental analysis of results of operations to better explain the underlying factors that are driving the increase in this segment's revenue and the relative impact that each identified factor is having on the total increase in segment revenue. It is unclear from your current disclosures whether your organic growth is fully explained by your reference to the conferencing services business charging lower rates per minute but selling more minutes. Additionally, since these are offsetting factors that impact revenue from your conferencing services business, it is unclear from your current disclosure the impact that each factor is having. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and revise your disclosures to provide your investors with better context for understanding the changes in your results of operations.

7.  We note that the decline in your communication services segment's revenue is primarily the result of decreased revenue from your agent-based services including the reduction in revenue from purchased paper operations. However, later in this paragraph you clarify

that the reduction in purchase paper revenue only accounts for $5.5 million of the total $83.8 million decrease in revenue from agent-based services. Therefore, it appears that you have not explained the underlying factors contributing to the vast majority of the decrease in revenue from agent-based services. Please expand your discussion to discuss the specific reasons for the decline in your agent-based services and disclose whether any of these underlying factors represent a trend that you expect to continue for the foreseeable future. We note that revenue for this segment has declined in each of the last two years.

Financial Statements, page F-1

8. Please continue to update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

9. Please refer to your accounting policy for revenue recognition beginning on page F-8. We note that in some instances you provide multiple products or services to your customers, and we note your references to recognizing revenue based on contract milestones or based on multiple elements. Please describe to us in more detail the situations in which you provide multiple products or services, including multiple milestones or deliverables within a single contract, to your customers and how you determined the appropriate method of revenue recognition for each such situation.

Note 9. Long-Term Obligations, page F-22

2019 Senior Notes, page F-26

10. We note your issuance of the $650 million 2019 Senior Notes on November 24, 2010 and that proceeds from the issuance were used to redeem your $650 million 9.5% Senior Notes due 2014. We further note that as part of the redemption of your 9.5% Senior Notes due 2014, you paid a $32.8 million tender premium. Please expand your disclosure to provide your readers with the original terms of the $650 million 9.5% Senior Notes due 2014, including discussion of the redemption premium of 104.750%. If not apparent from this disclosure, please clarify why a premium in the amount of $32.8 million was required.

Note 11.  Income Taxes, page F-28

11. We read at the top of page F-31 that you had foreign earnings of approximately $132.5 million at December 31, 2010 which will be indefinitely reinvested, and therefore deferred income taxes of approximately $30.0 million have not been provided on these foreign subsidiary earnings.  Please tell us how much of your cash and cash equivalents balance at December 31, 2010 was held at these foreign subsidiaries.  If the cash and cash equivalents held at these foreign subsidiaries is a significant amount of your total cash and cash equivalents, please disclose this in your analysis of Liquidity and Capital Resources beginning on page 49, including quantifying the amount of cash at these foreign subsidiaries, whether you anticipate needing to access this cash, and the costs of repatriating this cash.

Exhibit Index, page II-5

Exhibit 10.10

12. It appears that the exhibits and schedules to Exhibit 10.10, the amended and restated credit agreement dated as of October 5, 2010, have not been filed on EDGAR.  In addition, the signature page for the agreement is not filed.  Please refile this complete exhibit.  We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc:    Frederick C. Lowinger, Esq.
       Sidley Austin LLP